UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Intervoice, Inc.

(Name of Issuer)

Common Stock, No par Value

(Title of Class of Securities)

461142 10 1

(CUSIP Number)

Barry H. Genkin, Esquire

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

June 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.	SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2007 (the “Initial Schedule 13D”) by the Reporting Persons with respect to shares of the Common Stock, no par value (the “Common Stock”), of Intervoice, Inc., a Texas corporation (the “Issuer”). All capitalized terms contained in this Amendment but not otherwise defined, shall have the same meaning ascribed to such terms in the Initial Schedule 13D.

Items 4, 6 and 7 of the initial Schedule 13D are hereby amended and supplemented as follows:

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Initial Schedule 13D is amended by the addition of the following:

On June 22, 2007, Mr. Brandenburg and the Issuer entered into a Board Representation and Governance Agreement (the “Agreement”) in which, among other things, the Issuer agreed to appoint Messrs. Brandenburg, Hammond and Harris (the “Brandenburg Nominees”) to the Issuer’s Board of Directors (the “Board”) concurrently with the execution of the Agreement and Mr. Brandenburg agreed to end the proxy contest that was to occur at the Issuer’s 2007 Annual Meeting of Shareholders (the “2007 Annual Meeting”). Pursuant to the terms of the Agreement, the Issuer also agreed that, concurrently with their respective appointments as members of the Board, the Board will appoint (i) Mr. Brandenburg, Chairman of the Board and as a member and Chairman of the Executive Committee; (ii) Mr. Harris as a member of the Audit, Compensation and Nominating Committees and Chairman of the Nominating Committee; and (iii) Mr. Hammond as Vice Chairman of the Board and as a member of the Compensation and Financial and Strategic Planning Committees and Chairman of the Financial and Strategic Planning Committee. The Issuer further agreed to cause the slate of director nominees standing for election, and recommended by the Board, at the 2007 Annual Meeting to include (i) the Brandenburg Nominees, and (ii) Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey, each of whom is an incumbent member of the Board (all such nominees in clauses (i) and (ii) being collectively referred to as the “Revised Slate”). In addition, the Issuer agreed that it will hold the 2007 Annual Meeting at such time as is determined by the Board to be prudent; provided that in no event shall the meeting be held later than July 29, 2007. The Issuer also agreed to reimburse Mr. Brandenburg for all out-of-pocket expenses incurred by him in connection with his proxy solicitation and related matters, not to exceed $500,000.

The Agreement further provides that, concurrently with appointment of the Brandenburg Nominees as members of the Board and their nomination for election to the Board at the 2007 Annual Meeting, Mr. Brandenburg will (i) withdraw his nomination of seven nominees to the Board; (ii) notify the SEC of the termination of his proxy solicitation; (iii) withdraw his demand to inspect the Issuer’s shareholder records, dated May 31, 2007, and his request to the Issuer, dated June 4, 2007, pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iv) cause the Reporting Persons to hereby amend their Schedule 13D to indicate the termination of their Schedule 13D “group” and to otherwise be consistent with the terms of the Agreement

Mr. Brandenburg also agreed to cause all shares of Common Stock beneficially owned by him and his affiliates (as defined in the Agreement), including without limitation, the Brandenburg Life Foundation, as to which he is entitled to vote at the 2007 Annual Meeting, to be voted (i) in favor of the election of each member of the Revised Slate; and (ii) the approval of the Issuer’s 2007 Stock Incentive Plan.

The Agreement further provides that the Issuer will not amend its Charter Documents (as defined in the Agreement) including the Issuer’s Articles of Incorporation and Bylaws, in any manner that would be inconsistent with the intent of the Agreement or take any action, without the prior written consent of Mr. Brandenburg, that would have the effect diminishing the authority of the Chairman or Vice Chairman of the Board.

In addition, the Agreement provides that commencing with the appointment of the Brandenburg Nominees as members of the Board and their nomination for election at the 2007 Annual Meeting and thereafter for so long as at least three of the Brandenburg Nominees are serving as members of the Board and the Agreement has not been breached in any material respect by the Issuer, neither Mr. Brandenburg nor any of his affiliates will (i) with respect by the Issuer, make, engage or in any way participate in, directly or indirectly, any third party “solicitation” (as such term is used in the proxy rules under the Exchange Act) of proxies or consents (whether or not relating to the election or removal of directors); (ii) seek to advise, encourage or influence any person (other than Affiliates) with respect to the voting of any Common Stock; (iii) except as specifically and expressly set forth in the Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board; or (iv) initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of the Issuer for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, or otherwise communicate with the Issuer’s shareholders or others pursuant to Rule 14a-1(1)(2)(iv)(A) under the Exchange Act.

A copy of the Board Representation and Governance Agreement dated June 22, 2007 between the Issuer and Mr. Brandenburg is attached hereto as Exhibit A to this Amendment and incorporated by reference herein and any description of this Agreement contained herein is qualified in its entirety by reference to the Agreement.

Effective with the signing of the Agreement on June 22, 2007, and the appointment of the Brandenburg Nominees to the Board, the Reporting Persons intended to, and did, cease to be a group for all purposes, including for purposes of the Exchange Act. Accordingly, under Rule 13d-5(b)(1) promulgated under the Exchange Act, the Reporting Persons are no longer deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by any of the other Reporting Persons.

Except with respect to actions as a member of the Issuer’s Board of Directors, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of the Initial Schedule 13D except as set forth in this Amendment or such as would occur upon completion of any of the actions discussed above.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 for a description of the Agreement.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed herewith:

A.	Board Representation and Governance Agreement, dated as of June 22, 2007, by and between Intervoice, Inc. and David W. Brandenburg.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007

/s/ DAVID W. BRANDENBURG
DAVID W. BRANDENBURG

BRANDENBURG LIFE FOUNDATION

	By:	/s/ DAVID W. BRANDENBURG
	Name:	David W. Brandenburg
	Title:	President

*
TIMOTHY W. HARRIS

*
STUART BARAB

*
MICHAEL J. WILLNER

*
DANIEL D. HAMMOND

	*By:	/s/ DAVID W. BRANDENBURG
DAVID W. BRANDENBURG
Attorney-in-Fact

EXHIBIT INDEX

A.	Board Representation and Governance Agreement, dated as of June 22, 2007, by and between Intervoice, Inc. and David W. Brandenburg.

EXHIBIT A

BOARD REPRESENTATION AND GOVERNANCE AGREEMENT

AGREEMENT, dated as of June 22, 2007 (the “Agreement”), by and between Intervoice, Inc., a Texas corporation (the “Company”), and David W. Brandenburg (“David Brandenburg”), a natural person residing in the State of Florida.

WHEREAS, David Brandenburg is the beneficial owner of, in the aggregate, 1,429,162 shares of common stock, no par value per share, of Intervoice (the “Common Stock”);

WHEREAS, on May 30, 2007, David Brandenburg delivered to Intervoice a letter (the “Nomination Letter”) detailing his intention to nominate himself, Daniel D. Hammond, Stuart Barab, Wilson David “Bill” Fargo, Timothy W. Harris, Mark Weinzierl and Michael J. Willner (the “Original Brandenburg Nominees”) for election to the Intervoice Board of Directors and to solicit proxies from the shareholders of Intervoice in connection therewith (the “Brandenburg Proxy Solicitation”);

WHEREAS, on June 1, 2007, David Brandenburg filed a Preliminary Proxy Statement (the “Brandenburg Proxy”) on Schedule 14A with the Securities and Exchange Commission (the “SEC”);

WHEREAS, on June 1, 2007, David Brandenburg, the Brandenburg Life Foundation, Daniel D. Hammond, Stuart Barab, Timothy W. Harris and Michael J. Willner (together, with Wilson David “Bill” Fargo and Mark Weinzierl, the “Brandenburg Group”) filed a Schedule 13D with the SEC (the “Schedule 13D”);

WHEREAS, Saj-nicole Joni, Joseph J. Pietropaolo and Jack P. Reily have resigned as directors of the Company, leaving three vacancies on the Board; and

WHEREAS, Intervoice, on the one hand, and David Brandenburg, on the other hand, wish to enter into certain agreements relating to the future composition of the Board of Directors of Intervoice (the “Board”), the governance of Intervoice, and for the termination of the pending proxy contest for the election of directors at Intervoice’s 2007 Annual Meeting of Shareholders (including any adjournments, continuations, postponements and reschedulings thereof, the “2007 Annual Meeting”).

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

I. REPRESENTATIONS

1.1 Authority; Binding Agreement.

(a) Intervoice represents and warrants that it has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby. Intervoice further represents and warrants that this Agreement and the performance by Intervoice of its obligations hereunder (i) have been duly authorized by the Board and all necessary committees thereof, including, without limitation, the nominating committee, (ii) have been duly executed and delivered by Intervoice, (iii) are a valid and binding obligation of Intervoice, enforceable against Intervoice in accordance with its terms, (iv) do not require the approval of the shareholders of Intervoice, and (v) do not and will not violate any law, any order of any court or other agency of government, the Articles of Incorporation of Intervoice (the “Articles of Incorporation”), the Third Amended and Restated Bylaws of Intervoice (as amended and restated, the “Bylaws”) or any provision of any indenture, agreement or other instrument to which Intervoice or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

(b) David Brandenburg represents and warrants on his own behalf that this Agreement and the performance by him of his obligations hereunder (i) have been duly executed and delivered by him, and are a valid and binding obligation of his, enforceable against him in accordance with its terms, (ii) do not require approval by any other party in order for him to bound (except as has already been obtained) and (iii) do not and will not violate any law, any order of any court or other agency of government or any provision of any agreement or other instrument to which he or any of his properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.

1.2 Defined Terms.

For purposes of this Agreement:

(a) “Adverse Determination of Fiduciary Duty” shall mean, following the occurrence of a Triggering Event after the date hereof, the good faith determination of the Board made at a Special Meeting of the Board, after consultation with its outside counsel and the receipt of a Legal Opinion, that, given the occurrence of such Triggering Event, taking the action specified, or refraining from taking the action specified, with respect to any Board member or any nominee for the Board, as would otherwise be required hereby, would be a breach of the fiduciary duties that the Board owes to Intervoice’s shareholders under applicable law, including the Texas Business Corporation Act. An Adverse Determination of Fiduciary Duty shall not be deemed to occur except in accordance with the following procedures. Intervoice shall give all Board members written notice that it is considering making an Adverse Determination of Fiduciary Duty, describing the Triggering Event and stating the date, time and place of the Special Board Meeting of the Board called and held specifically and exclusively for the purpose of making an Adverse Determination of Fiduciary Duty. Such Special Meeting of the Board shall take place not less than five business days after the Board notifies all Board members that a Triggering Event has occurred and that it is considering an Adverse Determination of Fiduciary Duty. An Adverse Determination of Fiduciary Duty shall not be effective until a resolution is duly adopted at such Special Board Meeting by the affirmative vote of at least two-thirds of the entire membership of the Board stating that it has made an Adverse Determination of Fiduciary Duty and specifying in reasonable detail in, or an attachment to, the resolution the basis therefor, with any director who is the subject of the Triggering Event abstaining.

(b) “Affiliate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c) “Associate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

(d) The terms “beneficial owner” and “beneficially own” have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

(e) “Brandenburg Representation Period” shall mean the period commencing with the appointment of the Brandenburg Nominees to the Board and ending at the conclusion of the 2008 Annual Meeting of Shareholders of Intervoice; provided that the Brandenburg Representation Period shall terminate at the 2007 Annual Meeting if David Brandenburg is not elected as a director of Intervoice at such meeting.

(f) “Charter Documents” shall mean, collectively, (1) the Articles of Incorporation, (2) the Bylaws, (3) the Shareholder Rights Plan, dated as of May 1, 2001, by and between Intervoice and Computershare Investor Services, LLC, as rights agent, and (4) any certificates of designation for any new class or series of common or preferred stock or any exiting certificates of designation.

(g) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(h) “Legal Opinion” shall mean a written legal opinion of independent counsel to the Board, who shall not be counsel to Intervoice or the Brandenburg Group.

(i) “Officer” has the meaning set forth in Rule 16a-1(f) promulgated by the SEC under the Exchange Act;

(j) “Person” shall mean any individual, partnership, corporation, group, syndicate, trust, government or agency thereof, or any other association or entity.

(k) “Triggering Event” shall mean either of the following events which occur following the date hereof with respect to a particular member of the Board or a nominee for election to the Board and which have been shown to occur with clear and convincing evidence: (1) that Person’s conviction (treating a nolo contendere plea as a conviction) of a felony involving (x) moral turpitude or a (y) violation of federal or state securities laws, but specifically excluding any conviction based entirely on vicarious liability; (2) that Person’s commission of any material act of dishonesty (such as embezzlement) resulting or intended to result in material personal gain or enrichment of such Person at the expense of Intervoice or any of its subsidiaries and which act, if made the subject of criminal charges, would be reasonably likely to be charged as a felony; or (3) that Person being adjudged legally incompetent by a court of competent jurisdiction.

II. COVENANTS

2.1 Directors.

(a) Appointment of Brandenburg Nominees. Intervoice agrees that, concurrently with the execution of this Agreement, Intervoice and the Board, at a duly convened meeting of directors, shall take all actions necessary to appoint with immediate effect, David Brandenburg, Daniel D. Hammond and Timothy W. Harris (the “Brandenburg Nominees”) as directors to fill the three vacancies on the Board, each to a term expiring at the 2007 Annual Meeting. David Brandenburg represents and warrants that, to the best of his knowledge, the information contained in the Brandenburg Proxy with respect to the Brandenburg Nominees is true, correct and complete, in all material respects.

(b) 2007 Annual Meeting. Intervoice agrees that it will hold the 2007 Annual Meeting at such time as is determined by the Board to be prudent; provided that in no event shall the meeting be held later than July 29, 2007. Intervoice agrees that it and the Board will cause the slate of nominees standing for election, and recommended by the Board, at the 2007 Annual Meeting to include (unless the Board has made an Adverse Determination of Fiduciary Duty), Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey, each of whom is an incumbent director on the date hereof (the “Incumbent Slate”) and the Brandenburg Nominees (the Incumbent Slate and the Brandenburg Nominees shall collectively be referred to herein as the “Revised Slate”). Intervoice shall give no less than the same degree of support and use at least the same efforts with respect to the Brandenburg Nominees as it gives and uses with respect to the Incumbent Slate. Without limiting the foregoing, Intervoice agrees to:

(1) nominate each of the Brandenburg Nominees for election at the 2007 Annual Meeting as a director of Intervoice with a term expiring at Intervoice’s 2008 Annual Meeting of Shareholders (including any adjournments, continuations, postponements and reschedulings thereof, the “2008 Annual Meeting”), and, in connection with election of directors to occur at the 2007 Annual Meeting, other than the members of the Incumbent Slate, not nominate any other persons for election to the Board;

(2) recommend the Brandenburg Nominees for election as directors of Intervoice at the 2007 Annual Meeting, and, other than the members of the Incumbent Slate, not recommend any other persons for election to the Board;

(3) use its reasonable best efforts to solicit proxies in favor of the election of each of the Brandenburg Nominees and members of the Incumbent Slate; and

(4) only vote valid proxies at the 2007 Annual Meeting and cause all valid proxies received by Intervoice to be voted in the manner specified by such proxies; provided that such proxies shall contain a statement notifying the Intervoice shareholders that if a proxy is returned without express directions from the shareholder to the contrary, such proxy will be voted “FOR” all named nominees in such manner as Intervoice’s management shall determine and, accordingly, if express directions are not provided by the shareholder, all such proxies shall be voted in such manner as will assure the election of each of the Brandenburg Nominees and each member of the Incumbent Slate.

(c) Other Meetings or Actions of Shareholders. Intervoice agrees, during the Brandenburg Representation Period, to cause each member of the Incumbent Slate and each member of Intervoice’s management to refrain from calling any special meetings of shareholders for the purpose of removing any of the Brandenburg Nominees or taking any action which would have the effect of curtailing the term of any of the Brandenburg Nominees (unless the Board has made an Adverse Determination of Fiduciary Duty). Intervoice further agrees, during the Brandenburg Representation Period, with respect to any election of directors or any meeting of shareholders called by Intervoice or any shareholder thereof occurring prior to the 2008 Annual Meeting of Shareholders of Intervoice, that Intervoice will, and will cause each member of the Incumbent Slate to, recommend against (unless the Board has made an Adverse Determination of Fiduciary Duty) any proposal, consent or any other action seeking the removal of any Brandenburg Nominee then serving as a director, or which would have the effect of curtailing the term of any of the Brandenburg Nominees, and shall use its or his reasonable best efforts to solicit proxies against any such action. Each Brandenburg Nominee agrees that, during the Brandenburg Representation Period, no Brandenburg Nominee or any member of Intervoice’s management may call any special meetings of shareholders for the purpose of removing any member of the Incumbent Slate or taking any action which would have the effect of curtailing the term of any member of the Incumbent Slate (unless the Board has made an Adverse Determination of Fiduciary Duty). Each Brandenburg Nominee further agrees that, during the Brandenburg Representation Period, with respect to any election of directors or any meeting of shareholders called by Intervoice or any shareholder thereof occurring prior to the 2008 Annual Meeting of Shareholders of Intervoice, each Brandenburg Nominee shall recommend against (unless the Board has made an Adverse Determination of Fiduciary Duty) any proposal, consent or any other action seeking the removal of any member of the Incumbent Slate then serving as a director, or which would have the effect of curtailing the term of any member of the Incumbent Slate, and shall use his reasonable best efforts to solicit proxies against any such action.

(d) Charter Documents. Intervoice agrees to cause each member of the Incumbent Slate and each member of Intervoice management to refrain from, without the consent of each Brandenburg Nominee, during the Brandenburg Representation Period, making, proposing, facilitating or encouraging, any amendments to, or taking any action (whether by resolution or otherwise) pursuant to, any of the Charter Documents that would be inconsistent with the intent of this Agreement, or would have the effect of frustrating the objectives of this Agreement or any of the obligations or covenants contained herein, including, without limitation, any action that would increase the size of the Board. Without limiting the generality of the foregoing, concurrently with the execution of this Agreement, Intervoice and the Board, at a duly convened meeting of directors, shall take all actions necessary to repeal each provision of the Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the by-laws) since July 21, 2004 (the last date of reported changes) and before the seating of the Brandenburg Nominees on the Board.

(e) Organizational Board Meeting. Immediately following the 2007 Annual Meeting, the Board shall hold a duly convened organizational meeting (the “Organizational Meeting”) to take action as further required or contemplated by this Agreement.

(f) Board Leadership. Concurrently with their respective appointments or elections as members of the Board, and for the duration of the Brandenburg Representation Period, the Board shall take all necessary action to appoint David Brandenburg as Chairman of the Board and Daniel D. Hammond as Vice Chairman of the Board. During the Brandenburg Representation Period, Intervoice shall not take, and shall cause each member of the Incumbent Slate to refrain from taking, any action, including, without limitation, pursuant to Sections 5.05 and 5.06 of the Bylaws, without the prior written consent of David Brandenburg, that would have the effect of diminishing the authority or assigning to any other director or person any of the powers or duties of the Chairman or Vice Chairman. During the Brandenburg Representation Period, the Vice Chairman of the Board shall, in the absence or disability of the Chairman, perform the duties and have the authority and exercise the powers of the Chairman. The Vice Chairman shall perform such other duties and have such other authority and powers as the Chairman may from time to time delegate.

(g) Committee Representation.

(1) Concurrently with their respective appointments or elections as members of the Board, the Board shall take all necessary action to reconstitute its committees in accordance with Exhibit A hereto. While it is understood that some changes in the membership of such committees may occur from time to time, for the duration of the Brandenburg Representation Period, unless David Brandenburg shall otherwise consent in writing, the Board shall take all necessary action to appoint (i) David Brandenburg as a member and chair of the Executive Committee of the Board; (ii) Daniel D. Hammond as a member and chair of the Finance and Strategic Planning Committee of the Board and as a member of the Compensation Committee; and (iii) Timothy W. Harris as a member and chair of the Nominating Committee of the Board, as a member of the Audit Committee of the Board and as a member of the Compensation Committee of the Board; provided, however, that none of the Brandenburg Nominees shall be appointed to any such committee of the Board if the Board receives a Legal Opinion to the effect that the appointment of such director to any such committee of the Board would violate applicable law or applicable stock exchange rules or regulations.

(2) Effective December 1, 2007, and continuing until the expiration of the Brandenburg Representation Period, the Board shall take all necessary action to appoint David Brandenburg as a member of the Nominating Committee of the Board.

(3) Intervoice hereby confirms that it is not Intervoice’s present intention to create any other committee of the Board, but in the event that any other committee of the Board is created at any time during the Brandenburg Representation Period, the Board shall afford at least one Brandenburg Nominee the opportunity to serve on each such committee.

(4) Intervoice hereby agrees that all independent members of the Board shall be entitled to attend, as an observer, all meetings of any committee of the Board and shall be entitled to receive copies of all materials distributed at, or in advance of, any such committee meetings. Intervoice agrees that it will maintain this practice throughout the Brandenburg Representation Period.

(5) During the Brandenburg Representation Period, unless required by applicable law or applicable stock exchange rules or with the prior approval of the Brandenburg Nominees (which shall not be unreasonably withheld), (i) no committees of the Board may be disbanded; and (ii) no amendments may be made to any of the charters of any of the Board committees.

(h) Independence of Nominees. Intervoice acknowledges and confirms, based upon the information set forth in the Brandenburg Proxy with respect to each of the Brandenburg Nominees and in the completed director questionnaires provided by the Brandenburg Nominees to Intervoice that (x) each of the Brandenburg Nominees, other than David Brandenburg, shall be deemed “independent directors” under Nasdaq Stock Market Rule 4200(a)15 and the independence standards applicable to Intervoice under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act; and (y) effective December 1, 2007, David Brandenburg, shall be deemed an “independent director” under Nasdaq Stock Market Rule 4200(a)15 and the independence standards applicable to Intervoice under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act.

(i) Role of Brandenburg Nominees and Incumbent Slate. Each of the Brandenburg Nominees and members of the Incumbent Slate, upon appointment or election to the Board, and continuing through the Brandenburg Representation Period, will serve as an integral member of the Board and be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines, and shall have the same rights, privileges, powers and duties as all other non-employee directors, and receive the same compensation and benefits as all other non-employee directors, including, but not limited to, indemnification rights, exculpation protections associated with service on the Board, and directors’ and officers’ liability insurance to the extent set forth in existing or future policies for directors generally. Upon their election, each of the Brandenburg Nominees and members of the Incumbent Slate shall be included by Intervoice as a named insured under all Intervoice insurance policies where insurance is provided to directors, including, without limitation, directors’ and officers’ liability insurance policies. The Brandenburg Nominees and members of the Incumbent Slate will be reimbursed for expenses incurred in connection with their Board service to the same extent, and on the same basis, as all other directors. For the avoidance of doubt, the Brandenburg Nominees and members of the Incumbent Slate shall be entitled to separate counsel, at Intervoice’s expense, if the Brandenburg Nominees or members of the Incumbent Slate (as applicable), in their sole discretion, determine that such counsel is necessary or appropriate at any time during the Brandenburg Representation Period in performing their respective obligations under, or in connection with matters relating to, this Agreement.

(j) Replacement Brandenburg Nominees. If at any time during the Brandenburg Representation Period any of the Brandenburg Nominees is or becomes unwilling or unable to serve as a nominee or, following such person’s appointment or election, as a director of Intervoice, David Brandenburg (or in the event of David Brandenburg’s death or incapacity, the remaining Brandenburg Nominees) shall be entitled to appoint a replacement nominee or director, as the case may be; provided that unless such proposed replacement is one of the seven individuals nominated by David Brandenburg in the Nomination Letter (each of whom Intervoice acknowledges will be qualified and acceptable unless the Board shall have made an Adverse Determination of Fiduciary Duty), such replacement nominee or director, as the case may be, shall be reasonably acceptable to the Nominating Committee. Any such replacement nominee or director, as the case may be, shall be deemed to be a Brandenburg Nominee for the purposes of this Agreement.

(k) Replacement Nominees with Respect to Incumbent Slate. If at any time during the Brandenburg Representation Period any member of the Incumbent Slate is or becomes unwilling or unable to serve as a nominee or, following such person’s appointment or election, as a director of Intervoice, Gerald F. Montry (or in the event of Gerald F. Montry’s death or incapacity, the remaining members of the Incumbent Slate) shall be entitled to appoint a replacement nominee or director, as the case may be; provided that such replacement nominee or director, as the case may be, shall be reasonably acceptable to the Nominating Committee. Any such replacement nominee or director, as the case may be, shall be deemed to be a member of the Incumbent Slate for the purposes of this Agreement.

(l) Scheduling of Board Meetings. During the Brandenburg Representation Period, (i) Intervoice will cause each member of the Incumbent Slate and each member of Intervoice management to refrain from scheduling Board and committee meetings without first conferring in advance with, and providing reasonable notice to, David Brandenburg; and (ii) reasonable efforts shall be made in scheduling and noticing Board and committee meetings to accommodate the schedule of each Board and committee member.

(m) Proxy Solicitation Materials. Intervoice agrees that as promptly as practicable following the date hereof, Intervoice shall take all steps reasonably necessary to amend, and re-file with the SEC, the Proxy Statement on Schedule 14A filed by Intervoice with the SEC on June 1, 2007 (the “Intervoice Proxy”) to include the Brandenburg Nominees and members of the Incumbent Slate as “Nominees” (as defined in the Intervoice Proxy) thereunder. Intervoice and the Board agree that the Intervoice Proxy (as amended pursuant to the terms of this Agreement) and all other solicitation materials to be delivered to shareholders in connection with the 2007 Annual Meeting shall be prepared in accordance with, and in furtherance of, this Agreement. Intervoice will provide David Brandenburg with copies of any proxy materials or other solicitation materials (including any supplements and amendments thereto) to be delivered to shareholders in connection with the 2007 Annual Meeting at least three business days, in the case of proxy statements, and at least two business days, in the case of other solicitation materials, in advance of filing such materials with the SEC or disseminating the same in order to permit David Brandenburg a reasonable opportunity to review and comment on such materials and Intervoice shall give due consideration to all reasonable additions, deletions or changes suggested thereto by David Brandenburg and his counsel. David Brandenburg will provide, as promptly as reasonably practicable, all information relating to the Brandenburg Nominees (and other information, if any) to the extent required under applicable law to be included in Intervoice Proxy (as amended in accordance with the terms of this Agreement) and any other solicitation materials to be delivered to shareholders in connection with the 2007 Annual Meeting. The Intervoice Proxy, as amended pursuant to the terms of this Agreement, shall, to the extent applicable and responsive to the requirements of Schedule 14A under the Exchange Act, contain the same type of information concerning the Brandenburg Nominees as is provided for the Incumbent Slate; provided that, for the avoidance of doubt, Intervoice makes no representation or warranty with respect to statements made in the Intervoice Proxy based on information supplied in writing by the Brandenburg Nominees expressly for inclusion in the Intervoice Proxy. Intervoice agrees that it will forward to David Brandenburg and his representatives copies of all comment letters received from the SEC with respect to the Intervoice Proxy, as promptly as practicable following receipt.

(n) Filing of this Agreement. Intervoice shall file a copy of this Agreement with the SEC as an Exhibit to a Current Report on Form 8-K. In connection with the preparation of such filing on Form 8-K, Intervoice shall permit David Brandenburg a reasonable opportunity to review and comment on such filing and Intervoice shall give due consideration to all reasonable additions, deletions or changes suggested thereto by David Brandenburg and his counsel.

(o) Other Matters for Shareholder Approval. Intervoice agrees that no matters will be presented by the Board for a vote of shareholders of Intervoice at the 2007 Annual Meeting other than the election of directors (as specified herein) and the approval of Intervoice’s 2007 Stock Incentive Plan (the “Stock Incentive Plan Proposal”). As a condition to David Brandenburg agreeing to support and vote his shares of Common Stock in favor of the Stock Incentive Plan Proposal, Intervoice agrees that the disclosure regarding the Stock Incentive Plan Proposal, including, without limitation, management’s plans for future grants thereunder, contained in the Intervoice Proxy shall be reasonably acceptable to David Brandenburg.

(p) Publicity. Upon execution of this Agreement, Intervoice and David Brandenburg shall issue a joint press release substantially in the form attached hereto as Exhibit B ( the “Joint Press Release”), with such changes thereto as may be mutually agreed to by Intervoice and David Brandenburg. None of the parties hereto shall make any public statements that are inconsistent with, or are otherwise contrary to, the statements in the Joint Press Release. Nothing contained herein shall preclude or prevent either Intervoice or David Brandenburg from making public statements that are neither contrary to nor inconsistent with the statements in the Joint Press Release, provided that all such public statements shall be in compliance with applicable securities laws and consistent with any such party’s fiduciary duties. Intervoice will consult with David Brandenburg concerning the means by which Intervoice’s employees, customers, suppliers, analysts and others having dealings with Intervoice will be informed of this Agreement and the actions contemplated hereby, and David Brandenburg shall have the right to be present for any such communications that are made in person or by telephone. During the Brandenburg Representation Period, David Brandenburg, shall be consulted and provided with the opportunity to comment on all press releases, investor presentations and other investor communications which relate to this Agreement or the solicitation of proxies in connection with the 2007 Annual Meeting.

(q) Reimbursement of Expenses. As promptly as practicable after the date hereof, Intervoice shall reimburse David Brandenburg for all out-of-pocket expenses incurred by him (the “Brandenburg Expense Reimbursement”) in connection with his initiation of a solicitation of proxies from the shareholders of Intervoice in connection with the 2007 Annual Meeting, the preparation of his related proxy statement and Schedule 13D, the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the review of the revised Intervoice Proxy, the Current Report on Form 8-K of Intervoice related to this Agreement, the preparation and filing of a Schedule 13D amendment related to this Agreement, and other matters related or incidental thereto or hereto, provided that the Brandenburg Expense Reimbursement shall not exceed $500,000. Such expenses shall include, without limitation, expenditures for attorneys, accountants, public relations or financial advisors, proxy solicitors, advertising, printing, transportation, postage and related expenses. Notwithstanding the foregoing, in accordance with Section 2.1(i) hereof, David Brandenburg shall be entitled to reimbursement for his out-of-pocket legal and other expenses incurred following the execution of this Agreement that are related to his service as either a member of the Board or Chairman of the Board.

2.2 Brandenburg Voting Provisions.

(a) Withdrawal of Nomination Letter; Related Matters. Concurrently with appointment of the Brandenburg Nominees as directors of Intervoice and their nomination for election to the Board at the 2007 Annual Meeting in accordance with Sections 2.1(a) and (b) of this Agreement, David Brandenburg shall (i) withdraw the Nomination Letter and terminate the pending proxy contest with respect to the election of directors at the 2007 Annual Meeting; (ii) notify the SEC of the termination of his proxy solicitation; (iii) withdraw his Revised Demand to Inspect Shareholder Records dated May 31, 2007 and his Request Pursuant to Rule 14a-7 Under the Exchange Act dated June 4, 2007; and (iv) cause the Brandenburg Group to amend its Schedule 13D to indicate the termination of their Schedule 13D “group” and to otherwise be consistent with the terms of this Agreement.

(b) Actions of David Brandenburg. Commencing with the appointment of the Brandenburg Nominees as directors of Intervoice and their nomination for election at the 2007 Annual Meeting, in accordance with Sections 2.1(a) and (b) of this Agreement, and thereafter for so long as at least three Brandenburg Nominees are serving as members of the Board, and provided that this Agreement has not been breached in any material respect by Intervoice and provided further that the Board has not made an Adverse Determination of Fiduciary Duty, neither David Brandenburg nor any of his Affiliates, will (except as participants in any “solicitation” (as such term is used in the proxy rules of the SEC) conducted by or on behalf of Intervoice) (i) with respect to Intervoice, make, engage or in any way participate in, directly or indirectly, any third party “solicitation” of proxies or consents (whether or not relating to the election or removal of directors); (ii) seek to advise, encourage or influence any person (other than his Affiliates) with respect to the voting of any Common Stock except in accordance with the recommendations of the Board; (iii) except as specifically and expressly set forth in this Agreement, seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board; or (iv) initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) shareholders of Intervoice for the approval of shareholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such shareholder proposal, regardless of its purpose, or otherwise communicate with Intervoice’s shareholders or others pursuant to Rule 14a-1(l)(2)(iv)(A) under the Exchange Act.

(c) Brandenburg Voting Covenant. David Brandenburg will cause all shares of Common Stock beneficially owned by him and his Affiliates, including, without limitation, the Brandenburg Life Foundation, as to which he is entitled to vote at the 2007 Annual

Meeting to be voted (i) in favor of the election of each member of the Revised Slate; and (ii) the approval of the Intervoice 2007 Stock Incentive Plan. David Brandenburg and his Affiliates (including without limitation the Brandenburg Life Foundation) shall not, directly or indirectly, sell, transfer or otherwise dispose of, or pledge, hypothecate or otherwise encumber, or transfer or convey in any manner any voting rights with respect to, any shares of Common Stock beneficially owned by any of them at the time of the execution of this Agreement until after the date which is the record date fixed by the Board for determining Intervoice’s shareholders entitled to vote at the 2007 Annual Meeting. David Brandenburg represents and warrants that the performance by David Brandenburg of his obligations under this Section 2.2(c) has been duly authorized by all necessary consents (including community property consents) and corporate, partnership, trust or other action with respect to his spouse and his Affiliates (including without limitation the Brandenburg Life Foundation) and will require no additional consent or action that has not been taken as of the date of this Agreement.

2.3 Brandenburg Retirement Agreement. Reference is hereby made to that certain letter agreement dated November 18, 2004 by and between Intervoice and David Brandenburg which sets forth the terms pursuant to which David Brandenburg retired from Intervoice (the “Brandenburg Retirement Agreement”). With the exception of Section 8 of the Brandenburg Retirement Agreement, which provides for the reaffirmation of Intervoice’s obligation to continue certain indemnification and insurance arrangements and which shall continue to be operative following the execution of this Agreement, Intervoice and David Brandenburg agree that neither party shall have any further duties or obligations to the other pursuant to such agreement.

2.4 Actions with Respect to Brandenburg Initiatives. Intervoice acknowledges that a material inducement for David Brandenburg to enter into this Agreement is the prospect that the Intervoice Board will take the following actions: (1) conduct a review of Intervoice’s selling, general and administrative expenses to identify potential actions that would eliminate corporate overhead without sacrificing Intervoice’s ability to generate revenue or service customers; (2) explore opportunities to increase product sales revenue, including, but not limited to, expanding the sales force; (3) evaluate the strategic direction of Intervoice’s current and future products and services and the alignment of its research and development efforts with such strategic direction; (4) explore the feasibility of monetizing Intervoice’s patent portfolio through the implementation of a royalty generating licensing program; and (5) conduct a review of performance-based compensation models as part of an effort to more closely align executive and board compensation with the enhancement of shareholder value.

III. RELEASES

3.4 Release of David Brandenburg and Members of the Brandenburg Group. Subject to the further provisions of this Section 3.4, and except as otherwise provided in Section 2.3 hereof, Intervoice, on behalf of itself and its officers, directors, agents, employees, shareholders, attorneys, insurers, subsidiaries, divisions, affiliates, and representatives, hereby irrevocably and unconditionally releases, acquits, and fully and forever discharges David Brandenburg and all members of the Brandenburg Group, including their employees, agents, attorneys and other representatives, to the maximum extent permitted by applicable law (including without limitation the Texas Business Corporation Act), from and with respect to any and all disputes, suits, complaints, claims, counterclaims, actions, causes of action, damages, debts, liabilities, losses, or expenses, whether at law or in equity, statutory or otherwise, whether known or unknown, fixed or contingent, asserted or unasserted, of every kind and nature whatsoever, that Intervoice ever had, now has, or hereafter can, will or may have against David Brandenburg or any member of the Brandenburg Group for, upon, or by reason of any matter, cause of action, or thing, whatsoever from the beginning of the world to the date hereof, but expressly excluding any claim relating to the performance of duties and obligations under this Agreement or for breach of or to enforce this Agreement (collectively, the “Intervoice Excluded Claims”). The claims released pursuant to this Section 3.4 are referred to herein as “Intervoice Claims.” Intervoice hereby irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against David Brandenburg or any member of the Brandenburg Group based upon any Intervoice Claim.

3.5 Release of Intervoice. Subject to the further provisions of this Section 3.5, and except as otherwise provided in Section 2.3 hereof, David Brandenburg, on behalf of himself, the members of the Brandenburg Group and their respective attorneys, insurers, affiliates, associates and representatives, hereby irrevocably and unconditionally releases, acquits, and fully and forever discharges Intervoice and Intervoice’s directors, officers, employees, agents, attorneys and other representatives, and affiliates, to the maximum extent permitted by applicable law (including without limitation the Texas Business Corporation Act), from and with respect to any and all disputes, suits, complaints, claims, counterclaims, actions, causes of action, damages, debts, liabilities, losses, or expenses, whether at law or in equity, statutory or otherwise, whether known or unknown, fixed or contingent, asserted or unasserted, of every kind and nature whatsoever, that David Brandenburg or any member of the Brandenburg Group or any of their attorneys, insurers, affiliates, associates or representatives ever had, now has, or hereafter can, will or may have against Intervoice or any of Intervoice’s employees, agents, attorneys or other representatives, or affiliates for, upon, or by reason of any matter, cause of action, or thing, whatsoever from the beginning of the world to the date hereof, but expressly excluding (i) any claim relating to the performance of duties and obligations under this Agreement or for breach of or to enforce this Agreement; (ii) any claims arising out of any member of the Brandenburg Group being a customer or vendor of Intervoice; and (iii) any rights incident to their ownership of Common Stock (collectively, the “Brandenburg Excluded Claims”). The claims released pursuant to this Section 3.5 are referred to herein as the “Brandenburg Claims”. David Brandenburg, on his own behalf and on behalf of the Brandenburg Group, hereby irrevocably covenant to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against Intervoice or any of Intervoice’s employees, agents, attorneys or other representatives or affiliates based upon any Brandenburg Claim.

3.6 Indemnification.

(a) To the maximum extent permitted by applicable law (including without limitation the Texas Business Corporation Act), Intervoice agrees to indemnify, defend and hold harmless David Brandenburg from and against any and all causes of actions, claims and demands of whatsoever kind on account of all known, and unknown injuries, losses and damages, and specifically from any claims, or joinders, third party claims, for sole liability, contribution, indemnity or otherwise as a result of, arising from, or in any way related to or connected with the Intervoice Claims.

(b) To the maximum extent permitted by applicable law (including without limitation the Texas Business Corporation Act), David Brandenburg agrees to indemnify, defend and hold harmless Intervoice from and against any and all causes of actions, claims and demands of whatsoever kind on account of all known, and unknown injuries, losses and damages, and specifically from any claims, or joinders, third party claims, for sole liability, contribution, indemnity or otherwise as a result of, arising from, or in any way related to or connected with the Brandenburg Claims.

3.7 Transfer and Assignment. Each of the parties to this Agreement represents and warrants that it has not heretofore transferred or assigned, or purported to transfer or assign, to any person, firm, or corporation any claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, attorneys’ fees, liabilities or indemnities herein released. Each of the parties hereto agrees to indemnify and hold harmless each other party hereto against any claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, attorneys’ fees, liabilities, or indemnities arising out of or in connection with any such transfer, assignment or purported or claimed transfer or assignment. Each of the parties represents and warrants that neither it nor any assignee has filed any lawsuit against the other.

3.8 No Limitations on Releases. The parties to this Agreement waive any and all rights (to the extent permitted by state law, federal law, principles of common law or any other law) which may have the effect of limiting the releases as set forth in this Section 3. Without limiting the generality of the foregoing, the Parties acknowledge that there is a risk that the damages which they believe they have suffered or will suffer may turn out to be other than or greater than those now known, suspected, or believed to be true. In addition, the cost and damages they have incurred or have suffered may be greater than or other than those now known. Facts on which they have been relying in entering into this Agreement may later turn out to be other than or different from those now known, suspected or believed to be true. The parties acknowledge that in entering into this Agreement, they have expressed that they agree to accept the risk of any such possible unknown damages, claims, facts, demands, actions, and causes of action.

3.9 No Admission. This Agreement constitutes a compromise and settlement entered into by each party hereto without any admission of liability to the others, but solely for the purpose of avoiding litigation, uncertainty, controversy, and legal expense.

Nothing contained herein shall constitute or be taken or construed to be an admission by any party or as evidencing or indicating the truth or correctness of any allegations, claims or defenses asserted by any party.

3.10 Representation by Counsel. Each party hereto acknowledges to the other that it has been represented by independent legal counsel of its own choice throughout all of the negotiations that preceded the execution of this Agreement. Each party further acknowledges that it and its counsel have had adequate opportunity to make whatever investigation or inquiry they may deem necessary or desirable in connection with the subject matter of this Agreement prior to the execution hereof.

IV. MISCELLANEOUS PROVISIONS

4.1 Enforcement; Remedies.

(a) Specific Performance. Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be an adequate remedy for any breach of this Agreement. It is accordingly agreed that in any proceeding seeking specific performance each of the parties will waive the defense of adequacy of a remedy at law. Each of the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the State of Texas, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b) Jurisdiction; Venue. Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the State of Texas (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 4.5 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the state or federal courts in the State of Texas, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

4.2 Entire Agreement. This Agreement, including the exhibits attached hereto, constitutes the entire and only agreement between the parties and supersedes all previous and contemporaneous oral and written agreements, discussions, communications, negotiations, commitments, and writings with respect to the subject matter hereof.

4.3 Amendments. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

4.4 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received at the address specified in this subsection:

If to Intervoice:

Intervoice, Inc.

17811 Waterview Parkway

Dallas, Texas 75252

Facsimile: (972) 454-8781

Attention: Robert E. Ritchey, President and Chief Executive Officer

with a copy to:

Fulbright & Jaworski LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201-2784

Facsimile: (214) 855-8200

Attention: David E. Morrison, Esq.

If to David W. Brandenburg:

David W. Brandenburg

401 North Point Road, No. 1002

Osprey, Florida 34229

Facsimile: (941) 966-8996

with a copy to:

Blank Rome LLP

One Logan Square

130 North 18th Street

Philadelphia, Pennsylvania 19103-6998

Facsimile: (215) 832-5514

Attention: Barry H. Genkin, Esq.

4.5 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to any conflict of laws provisions thereof or of any other jurisdiction.

4.6 Waiver of Jury Trial. Each party hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this agreement or any of the actions contemplated hereby. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce either of such waivers, (b) it understands and has considered the implications of such waivers, (c) it makes such waivers voluntarily, and (d) it has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this section 4.7.

4.7 Further Assurances. Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

4.8 Binding Effect; Successors and Assigns. This Agreement shall inure to the benefit of, be binding upon and shall be enforceable by the parties hereto and their respective successors and assigns.

4.9 Interpretation; Construction. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meaning contained herein when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented and attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any statute or law shall be deemed also to refer to any amendments thereto and all rules and regulations promulgated thereunder, unless the context requires otherwise.

4.10 Third Party Beneficiaries. Except for the provisions of Section 3 which are intended for the benefit of, and shall be enforceable by, the Persons described therein, nothing contained in this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any Person or entity that is not a party hereto or a successor or permitted assign of such a party.

4.11 Waivers. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

4.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.13 Survival of Representations. All representations, warranties and agreements made by the parties in this Agreement or pursuant hereto shall survive the date hereof.

4.14 Headings. The section headings contained in this Agreement are for reference purposes only and shall not effect in any way the meaning or interpretation of this Agreement.

4.15 Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

INTERVOICE, INC.

By:	/S/ ROBERT S. RITCHEY
Name:	Robert E. Ritchey
Title:	President and Chief Executive Officer

/S/ DAVID W. BRANDENBURG
David W. Brandenburg

EXHIBIT A

COMPOSITION OF RECONSTITUTED BOARD COMMITTEES

AUDIT COMMITTEE:

•	Gerald F. Montry – Chair

•	Timothy W. Harris

•	Donald B. Reed

COMPENSATION COMMITTEE:

•	Donald B. Reed – Chair

•	Daniel D. Hammond

•	Timothy W. Harris

EXECUTIVE COMMITTEE:

•	David Brandenburg – Chair

•	Robert E. Ritchey

•	George C. Platt

FINANCIAL AND STRATEGIC PLANNING COMMITTEE:

•	Daniel D. Hammond – Chair

•	Gerald F. Montry

•	George C. Platt

NOMINATING COMMITTEE:

•	Timothy W. Harris – Chair

•	Donald B. Reed

EXHIBIT B

FORM OF PRESS RELEASE

US MEDIA CONTACT:
Corbin Baumel
Intervoice
(972) 454-8737 corbin.baumel@intervoice.com

FOR RELEASE June 25, 2007

Intervoice Resolves Pending Proxy Contest

Former Chairman and CEO David W. Brandenburg and

Co-founder Daniel D. Hammond to Rejoin the Board

DALLAS, June 25, 2007 – Today Intervoice, Inc. (NASDAQ: INTV) announced an agreement appointing David W. Brandenburg, Daniel D. Hammond and Timothy W. Harris to the Intervoice Board, ending the proxy contest that was to occur at the Company’s 2007 Annual Meeting of Shareholders. Mr. Brandenburg, Mr. Hammond and Mr. Harris have each been appointed to the Intervoice Board effective June 22, 2007, and they will also be added to the Company’s revised slate of director nominees for one-year terms at the Annual Meeting. Concurrently with his appointment to the Company’s Board, Mr. Brandenburg was also elected Chairman and Mr. Hammond was elected Vice-Chairman. The slate of director nominees to be presented by the Company for election at the 2007 Annual Meeting of Shareholders will now consist of the following seven persons: David W. Brandenburg, Daniel D. Hammond, Timothy W. Harris, Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey. Gerald F. Montry, George C. Platt, Donald B. Reed and Robert E. Ritchey are all current members of the Intervoice Board.

“Intervoice’s Board is very pleased to have reached this agreement and to be able to welcome back to the Intervoice Board Mr. Brandenburg and Mr. Hammond, both of whom have a deep understanding of Intervoice’s business and industry and are very familiar with our customers, partners and products,” said Bob Ritchey, President and CEO. “We are also delighted to welcome Mr. Harris as a new member and one who brings to Intervoice’s Board a strong financial and operating background in the technology sector. We all look forward to working with Mr. Brandenburg, Mr. Hammond and Mr. Harris to create an exciting future for Intervoice’s shareholders, employees, customers and partners worldwide.”

To accommodate the resolution of the pending proxy contest, Saj-nicole Joni, Joseph Pietropaolo and Jack Reily agreed at the request of Intervoice to resign from the Board to enable Mr. Brandenburg, Mr. Hammond and Mr. Harris to join the Board promptly after the directors’ resignations. “I know that I speak for the entire Board and the Intervoice management team in expressing to each of the departing directors our heartfelt appreciation and gratitude for the dedicated service, commitment and leadership that they each provided to the Company during their tenure on the Board,” said Mr. Ritchey. “Intervoice is a better and stronger company, from both an operational and governance perspective, because of the contributions that each made as a member of the Board.”

“Dan Hammond and I are excited to re-join the Intervoice Board, along with Tim Harris, at a pivotal point in the company’s history,” said Mr. Brandenburg. “I’ve always believed that Intervoice is a great Company with tremendous leadership worldwide in the voice-automation market. It has been blessed with great technology, great employees, a “blue-chip” roster of customers and a great and very talented management team. We look forward to supporting management in its efforts to have the Company enter an exciting new era of market leadership. We believe that working together in a constructive fashion with the other members of the Board and the Company’s management team, we can make a strong contribution to the future success of Intervoice. Our recent conversations with management and representatives of the Board have been very encouraging and have only validated our belief about the quality, character and potential of the Intervoice organization and the commitment we all share to enhancing shareholder value. With all parties working together constructively to look at the issues and to design new solutions for the future, there is no reason that Intervoice cannot make strong progress in a number of key areas. I’m confident that today’s announcement is the right decision for all concerned parties.”

Mr. Brandenburg is a former Chairman, Vice Chairman, Chief Executive Officer and President of Intervoice. He first joined Intervoice as Chief Operating Officer in July 1990 after having served as a director since 1989 and served as President from 1991 to

1994 and Vice Chairman from 1994 to 1995. Mr. Brandenburg re-joined Intervoice as Chief Executive Officer in 2000 and also served as Chairman of the Board until his retirement in November 2004. He left the Company’s Board of Directors in December 2004 following his retirement from the Company. In addition to his long association with Intervoice, from November 1997 to May 1998, Mr. Brandenburg served as President and Chief Executive Officer of AnswerSoft, Inc., a global provider of call center software automation solutions that has since been acquired by a predecessor to Aspect Software, Inc.

Mr. Hammond is a founder of Intervoice and served as its Chief Executive Officer from June 1986 to June 2000. He served on Intervoice’s Board of Directors from January 1984 until December 2000 and as Chairman of its Board from December 1990 until December 2000. He then served as an advisor to Intervoice from January 2001 until February 2004. He is the named inventor of five U.S. patents issued to Intervoice and one pending U.S. patent. Mr. Hammond is currently the President of Hammond Development International, Inc.

Mr. Harris currently serves as the President and Chief Executive Officer of Questia Media, Inc., a privately-held provider of online digital libraries. He served on the Board of Directors of Questia Media from December 2002 to the present. Prior to his role as Chief Executive Officer, he held various executive positions with the company from 1999 to 2004 including Vice President and Chief Operating Officer and Vice President and Chief Financial Officer. Prior to joining Questia Media, he worked for Compaq Computer Corporation for 15 years beginning in 1983 in various positions culminating as Vice President and General Manager of their Commercial Desktop Division. Prior to that position, he served in various executive and financial positions including having financial responsibility for worldwide manufacturing operations.

Intervoice also announced today that its 2007 Annual Meeting of Shareholders will be held on Monday, July 23, 2007 at 3:00 pm CDT at the Intercontinental Hotel in Dallas, Texas.

IMPORTANT INFORMATION

Certain matters discussed in this press release are covered by the Board Representation and Governance Agreement (“Agreement”) entered into between Intervoice and David W. Brandenburg pursuant to which the parties ended the proxy contest that was to occur at the Company’s 2007 Annual Meeting of Shareholders. This press release does not purport to be a complete description of the Agreement and is qualified in its entirety by reference to the full text of the Agreement which Intervoice intends to file with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K. The complete text of the Agreement is being publicly filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Intervoice.

Intervoice and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Intervoice shareholders. Certain information regarding the participants and their interests in the solicitation will be set forth in the definitive proxy statement for Intervoice’s 2007 annual meeting of shareholders, which will be available free of charge from the SEC and Intervoice at their websites as indicated below.

Intervoice intends to file a definitive proxy statement with the Securities and Exchange Commission containing information with respect to the revised slate of nominees being proposed for election at the 2007 annual meeting. Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from shareholders of Intervoice for use at the 2007 annual meeting when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to Intervoice’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting Georgeson Inc. by telephone at (888) 605-7534.

About Intervoice, Inc.

Intervoice is a world leader in unified communications, providing scalable, switch-independent software and professional services that power standards-based voice portals, multi-channel IP contact centers, and next-generation mobile-enhanced services. Since 1983, Intervoice solutions have been used by many of the world’s leading banks, communications companies, healthcare institutions, utilities and government entities. With more than 5,000 customers in 75 countries, Intervoice helps enterprises and network operators stay competitive by offering their customers best-in-class services. Intervoice Voice Portal, IP contact center software, IMS-enabled messaging products, Media Exchange platform and custom-built and packaged applications are available on-premise and, selectively, as managed or hosted services by Intervoice. For more information, visit www.intervoice.com.

Forward-Looking Statements

Intervoice has included in this press release certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current beliefs. All statements other than statements of historical fact in this press release are forward-looking statements. Readers are cautioned to read the risks and uncertainties, described in the Company’s filings with the Securities and Exchange Commission, including without limitation, the risks and uncertainties set forth under the caption entitled “Cautionary Disclosures to Qualify Forward Looking Statements” in the Company’s Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q. Intervoice cautions current and potential investors that such risks and uncertainties could result in material differences from the forward-looking statements in this press release.

Intervoice® is a registered trademark and HomeZone™ is a trademark of Intervoice Limited Partnership. Names and marks for products provided by Intervoice partners and/or suppliers are used herein for identification purposes and may be trademarks of their respective companies.

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